Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use, in the Registration Statement on Form S-1, Amendment No. 2, of Iron Dome Acquisition I Corp, of our report dated February 20, 2026, except for Notes 6 and 10 which are dated May 11, 2026, which includes an explanatory paragraph as to Iron Dome Acquisition I Corp’s ability to continue as a going concern, on our audit of the balance sheet of Iron Dome Acquisition I Corp as of December 31, 2025, and the related statements of operations, changes in shareholder’s equity and cash flows for the period from September 05, 2025 (inception) through December 31, 2025. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Adeptus Partners, LLC

Ocean, New Jersey

May 11, 2026